UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )

                          APAC Customer Services, Inc.
                      ------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                    -----------------------------------------
                         (Title of Class of Securities)

                                   00185E106
                                  ------------
                                 (CUSIP Number)

                              Howard Friedman, Esq.
                   6745 N. Kilpatrick, Lincolnwood, IL 60712
                                  847-983-4950
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 06, 2008
                                -----------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.         00185E106
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                1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only).

                   Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually

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                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [ ]
                   (b)     [ ]

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                3. SEC Use Only

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                4. Source of Funds (See Instructions)                        PF

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                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e)    N/A

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                6. Citizenship or Place of Organization
                                                        United States of America

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Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power                           2,861,092

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                        8. Shared Voting Power                               -0-

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                        9. Sole Dispositive Power                      2,861,092

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                       10. Shared Dispositive Power                          -0-

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               11. Aggregate Amount Beneficially Owned by
                   Each Reporting Person                               2,861,092

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               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions)  N/A

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               13. Percent of Class Represented by Amount in Row (11)    5.6969%

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               14. Type of Reporting Person (See Instructions)
                                                                              IN

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CUSIP No.  00185E106

         Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned Ronald L. Chez (the "Reporting Person") hereby files this
Schedule 13D.

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, $.01 Par Value (the "Stock") of APAC Customer Services, Inc., Six Parkway North, Deerfield, IL 60015.

Item 2.  Identity and Background.

         (a),  (b),  (c)

         The Reporting Person is an individual whose principal occupation is an investor and his business address is in Chicago, IL.

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and amount of Funds or other Consideration.

         The source and amount of funds used by the Reporting Person to purchase shares of the Stock that require the filing of this Schedule 13D are personal funds including amounts held by individual retirement accounts for the benefit of the Reporting Person.

Item 4.  Purposes of Transaction.

         The shares of the Stock of the Issuer to which this statement relates have been acquired by the Reporting Person for investment purposes. The Reporting Person believes that the Issuer has made initial progress with respect to improving its operations and positioning Issuer in further establishing itself in the customer services market. It is possible that at a future date the Reporting Person might decide to seek a more active role in management, offer suggestions regarding strategy and/or to sell shares of the Stock or to acquire additional shares of the Stock through open market or privately negotiated transactions. Any such future decisions will be made by the Reporting Person in light of the then current financial conditions, operations and prospects of the Issuer, the market value of the Stock, the financial condition of the Reporting Persona and other relevant factors. The Reporting Person plans to strongly recommend to the Issuer that specific meaningful standards be established with respect to senior management and director stock ownership; i.e. the actual purchase of shares to further assure the alignment of management and directors with shareholders. Except as noted above, the Reporting Person has not formulated any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer:

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

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CUSIP No.  00185E106

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Act; or

         (j) Any action similar to any of those enumerated above.

                  However, the Reporting Person may at some future date propose any of the foregoing changes or actions which he hereafter considers desirable in light of his examination of the Issuer and its assets and operations, future prospects and of the circumstances prevailing at the time.

Item 5.           Interest in the Securities of the Issuer.

         (a) The aggregate number of Shares of the Stock owned beneficially by the Reporting Person is 2,861,092 (the "Shares") constituting approximately 5.6969% of the outstanding shares of the Stock. The percentages in this Item 5(a) are based on 50,222,000 shares of the Stock Outstanding, as reported in the Issuer's Form 8K filed on May 5, 2008.

         (b) The Reporting Person has the sole power (and no shared power) to vote or dispose of or direct the disposition of Shares owned by such Reporting Person.

         (c) Except as described immediately below (and as set forth in Exhibit A hereto), the Reporting Person has not effected any transaction in shares of the Stock during the 61 days prior to and including May 6, 2008 (and including Stock purchased by Reporting Person on May 7, 8, 12 and 13, 2008). The Reporting Person purchased such Shares of Stock all in the open market as follows:

         Please see Exhibit A hereto entitled: Exhibit A to Schedule 13D Issuer APAC Customer Services, Inc., Reporting Person Ronald L. Chez.

         All purchases were made in the open market. The Reporting Person had previously owned 2,101,630 shares of Stock, all acquired in the open market at various prices more than 61 days prior to and including May 6, 2008 and purchases on May 7, 8, 12 and 13, 2008.

         (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such Reporting Person.

         (e) It is inapplicable, for purposes of this statement, to state the date on which the Reporting Person ceased to be the owner of more than 5% of the Shares of the Stock of the Issuer.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the issuer.

         None

Item 7.  Material to be Filed as Exhibits.

         Exhibit A is schedule of Shares of Stock purchased by the Reporting Person within the 61 days prior to and including May 6, 2008 and shares purchased May 7, 8, 12 and 13, 2008.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:   May 14, 2008                    /s/  Ronald L. Chez.

Exhibit A to Schedule 13D
Ronald L. Chez, Reporting Person
Re:  APAC Customer Services, Inc.


           PURCHASE    NO. OF          APPROXIMATE                 TOTAL
               DATE    SHARES             COST                 COST including
                                        PER SHARE                Commission

           3/7/2008     6,000               0.85               $ 5,160.00
          3/11/2008     5,800             0.8800                 5,166.00
          3/12/2008    14,400             0.8790                12,777.60
          3/14/2008     3,625            0.88402                 3,255.00
          3/18/2008    10,000             0.8394                 8,494.00
          3/19/2008     2,400             0.8463                 2,055.00
          3/20/2008    10,000             0.8489                 8,651.01
          3/24/2008     9,000             0.8033                 7,320.00
          3/24/2008     1,199             0.7700                   959.21
          3/25/2008     5,000             0.7300                 3,762.00
          3/25/2008    11,037             0.7434                 8,305.00
          3/26/2008     5,856             0.7662                 4,557.43
          3/27/2008     2,800             0.8400                 2,414.02
          3/28/2008    17,500             0.8240                14,642.00
          3/28/2008     5,300              0.824                 4,473.00
          3/31/2008     3,015             0.8551                 2,690.13
           4/1/2008    10,052             0.8366                 8,546.50
           4/2/2008     4,000             0.8482                 3,504.80
           4/3/2008     8,000             0.7950                 6,472.00
           4/3/2008    10,000               0.77                 7,820.00
           4/4/2008    20,100             0.8196                16,687.97
           4/7/2008     5,000             0.7700                 3,912.00
           4/9/2008     5,000             0.7600                 3,862.00
          4/11/2008     5,000             0.7500                 3,862.00
          4/16/2008       600             0.7500                   462.00
          4/17/2008    65,800             0.7976                53,140.00
          4/17/2008     2,000             0.8400                 1,792.00
          4/21/2008    10,000             0.7720                 7,882.00
          4/24/2008     7,300             0.7959                 5,883.00
          4/24/2008     4,000             0.7900                 3,222.00
          4/25/2008     1,665             0.7618                 1,280.40
          4/28/2008     7,000             0.8200                 5,852.00
          4/29/2008    22,500             0.8988                20,572.50
          4/30/2008     6,000              0.965                 5,910.00
          4/30/2008    11,000             0.9639                10,779.90
           5/2/2008     8,000             1.0412                 8,466.60
           5/5/2008    12,958             1.0289                13,538.49
           5/5/2008     8,000             1.0509                 8,487.00
           5/6/2008    74,800             1.1018                83,177.18
           5/6/2008     2,700             1.0781                 2,695.00
           5/7/2008    83,890             1.1070                93,719.23
           5/8/2008    39,104             1.1420                45,062.58
           5/8/2008     8,000              1.109                 9,112.00
           5/9/2008    51,600             1.1680                60,844.32
          5/12/2008    73,461             1.1754                87,092.13
          5/12/2008     5,000               1.16                 5,900.00
          5/13/2008    10,000              1.165                11,750.00
          5/13/2008    64,000             1.1631                75,075.20

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